UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                          CARDIOTHORACIC SYSTEMS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, par value $0.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    14190710
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              John E. Runnells
                              The Vertical Group, L.P.
                              18 Bank Street
                              Summit, N.J.  07901
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 27, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------                             --------------------------
CUSIP No. 14190710                                        Page 2 of 6 Pages
-------------------------                             --------------------------

-------------------------------------------------------------------------------
1     |      NAME OF REPORTING PERSON
      |      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      |
      |       The Vertical Fund Associates, L.P.
-------------------------------------------------------------------------------
      |
2     |      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
      |                                                                (b) |_|
--------------------------------------------------------------------------------
3     |      SEC USE ONLY
      |
--------------------------------------------------------------------------------
4     |      SOURCE OF FUNDS*
      |
      |        WC
--------------------------------------------------------------------------------
5     |      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      |      TO ITEMS 2(d) OR 2(e)
      |                                                                    |_|
--------------------------------------------------------------------------------
6     |      CITIZENSHIP OR PLACE OF ORGANIZATION
      |
      |        Delaware
--------------------------------------------------------------------------------
                                   |  7  |   SOLE VOTING POWER
                                   |     |
                                   |     |        650,000
      NUMBER OF SHARES             |-----|--------------------------------------
        BENEFICIALLY               |  8  |   SHARED VOTING POWER
       OWNED BY EACH               |     |
      REPORTING PERSON             |     |
            WITH                   |-----|--------------------------------------
                                   |  9  |   SOLE DISPOSITIVE POWER
                                   |     |
                                   |     |        650,000
                                   |-----|--------------------------------------
                                   |  10 |   SHARED DISPOSITIVE POWER
                                   |     |
                                   |     |
--------------------------------------------------------------------------------
11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |     650,000
--------------------------------------------------------------------------------
12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    |   SHARES
    |                                                                    |_|
--------------------------------------------------------------------------------
13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |     5.0%
    |
--------------------------------------------------------------------------------
14  |    TYPE OF REPORTING PERSON*
    |      PN
    |
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------                             --------------------------
CUSIP No. 14190710                                        Page 3 of 6 Pages
-------------------------                             --------------------------

-------------------------------------------------------------------------------
1     |      NAME OF REPORTING PERSON
      |      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      |
      |       Vertical Life Sciences, L.P.
-------------------------------------------------------------------------------
      |
2     |      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
      |                                                                (b) |_|
--------------------------------------------------------------------------------
3     |      SEC USE ONLY
      |
--------------------------------------------------------------------------------
4     |      SOURCE OF FUNDS*
      |
      |        WC
--------------------------------------------------------------------------------
5     |      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      |      TO ITEMS 2(d) OR 2(e)
      |                                                                    |_|
--------------------------------------------------------------------------------
6     |      CITIZENSHIP OR PLACE OF ORGANIZATION
      |
      |        Delaware
--------------------------------------------------------------------------------
                                   |  7  |   SOLE VOTING POWER
                                   |     |
                                   |     |        20,000
      NUMBER OF SHARES             |-----|--------------------------------------
        BENEFICIALLY               |  8  |   SHARED VOTING POWER
       OWNED BY EACH               |     |
      REPORTING PERSON             |     |
            WITH                   |-----|--------------------------------------
                                   |  9  |   SOLE DISPOSITIVE POWER
                                   |     |
                                   |     |        20,000
                                   |-----|--------------------------------------
                                   |  10 |   SHARED DISPOSITIVE POWER
                                   |     |
                                   |     |
--------------------------------------------------------------------------------
11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |     20,000
--------------------------------------------------------------------------------
12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    |   SHARES
    |                                                                    |_|
--------------------------------------------------------------------------------
13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |     0.2%
    |
--------------------------------------------------------------------------------
14  |    TYPE OF REPORTING PERSON*
    |      PN
    |
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------                             --------------------------
CUSIP No.                                                 Page 4 of 6 Pages
-------------------------                             --------------------------

-------------------------------------------------------------------------------
1     |      NAME OF REPORTING PERSON
      |      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      |
      |       Stephen D. Baksa
-------------------------------------------------------------------------------
      |
2     |      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
      |                                                                (b) |_|
--------------------------------------------------------------------------------
3     |      SEC USE ONLY
      |
--------------------------------------------------------------------------------
4     |      SOURCE OF FUNDS*
      |
      |        PF
--------------------------------------------------------------------------------
5     |      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      |      TO ITEMS 2(d) OR 2(e)
      |                                                                    |_|
--------------------------------------------------------------------------------
6     |      CITIZENSHIP OR PLACE OF ORGANIZATION
      |
      |        U.S.A
--------------------------------------------------------------------------------
                                   |  7  |   SOLE VOTING POWER
                                   |     |
                                   |     |        20,000
      NUMBER OF SHARES             |-----|--------------------------------------
        BENEFICIALLY               |  8  |   SHARED VOTING POWER
       OWNED BY EACH               |     |
      REPORTING PERSON             |     |        670,000
            WITH                   |-----|--------------------------------------
                                   |  9  |   SOLE DISPOSITIVE POWER
                                   |     |
                                   |     |        20,000
                                   |-----|--------------------------------------
                                   |  10 |   SHARED DISPOSITIVE POWER
                                   |     |
                                   |              670,000
--------------------------------------------------------------------------------
11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |     690,000
--------------------------------------------------------------------------------
12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    |   SHARES
    |                                                                    |_|
--------------------------------------------------------------------------------
13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |     5.3%
    |
--------------------------------------------------------------------------------
14  |    TYPE OF REPORTING PERSON*
    |      IN
    |
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     This Amendment No. 1 to Statement on Schedule 13-D ("Statement") with respect to the Common Stock, par value $0.001 per share, of Cardiothoracic Systems, Inc. (the "Issuer") (such class of stock being hereinafter referred to as "CTSI Common Stock"), is filed jointly by The Vertical Fund Associates, L.P. ("Associates") and Vertical Life Sciences, L.P. ("Life Sciences") (collectively, the "Partnerships") and Stephen D. Baksa ("Baksa") for the purpose of amending
Item 3 and Item 5 of the Statement to read in their entirety as follows:


     Item 3. Source and Amount of Funds or Other Consideration.

     As of March 3, 1996, Associates owned 650,000 shares of CTSI Common Stock, which it acquired at an aggregate cost of approximately $650,000, Life Sciences owned 20,000 shares of CTSI Common Stock, which it acquired at an aggregate cost of approximately $204,250, and Baksa owned 20,000 shares of CTSI Common Stock, which he acquired at an aggregate cost of approximately $210,000. All of the 690,000 shares of CTSI Common Stock collectively owned by the Partnerships and Baksa are hereinafter referred to as the "Shares". The source of funds used by each Partnership to acquire the Shares owned by it was such Partnership's internal cash funds and by Baksa was his personal funds.

     Item 5. Interest in Securities of the Issuer.

     (a) and (b) Of the total Shares beneficially owned by the Partnerships and Baksa, 650,000 shares (approximately 5.0% of the total outstanding) are directly and beneficially owned by Associates, 20,000 shares (approximately 0.2% of the total outstanding) are directly and beneficially owned by Life Sciences, and 20,000 shares (approximately 0.2% of the total outstanding) are directly and beneficially owned by Baksa. Subject to the next succeeding paragraph, each of the Partnerships and Baksa has the sole power to vote or direct the vote and to dispose or direct the disposition of the Shares directly and beneficially owned by such person.

     In addition, Group may be deemed to be the beneficial owner of all 670,000 Shares (approximately 5.2% of the total outstanding) collectively owned by the two Partnerships because, as the sole general partner of both Partnerships, Group has the sole power to vote or direct the vote and to dispose or direct the disposition of such Shares, and each of the Individuals (including Baksa) may be deemed to be the beneficial owner of all 670,000 Shares (approximately 5.2% of the total outstanding) collectively owned by the two Partnerships because as a general partner of Group (which is the sole general partner of both Partnerships), each such Individual shares the power (which may be exercised by any one of such Individuals acting alone) to vote or direct the vote and to dispose or direct the disposition of such Shares.

     (c) The chart below lists all transactions in CTSI Common Stock during the past 60 days by any of the persons identified in response to paragraph (a) of this Item:

Person
Effecting              Date of                  Number of       Price per
Transaction            Transaction              Shares          Share
-----------            -----------              ------          -----

Associates             January 30, 1997          20,000         $25.33
Associates             February 3, 1997          10,000         $25.00
Associates             February 5, 1997           5,000         $25.50
Associates             February 6, 1997          15,000         $24.25
Life Sciences          January 30, 1997          10,000         $25.33
Life Sciences          February 4, 1997          19,000         (see below)
Life Sciences          February 4, 1997           5,000         $25.00
Life Sciences          February 5, 1997           5,000         $25.50
Life Sciences          February 6, 1997          21,000         $24.25
Life Sciences          February 27, 1997         20,000         $22.50
Baksa                  February 27, 1997         20,000         $22.50

All of the foregoing transactions, except the disposition of 19,000 shares by Life Sciences on February 4, 1997, represented sales of CTSI Common Stock on the open market. Such 19,000 share transaction by Life Sciences represented an in-kind distribution by Life Sciences to one of its limited partners.

     (d) and (e) Not applicable.

     Signature.

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 1 is true, complete and correct.

                                             BY:  THE VERTICAL GROUP, L.P.
                                                  General Partner
March 4, 1997

                                             By:/s/ John E. Runnells
                                                -----------------------------
                                                John E. Runnells
                                                General Partner

                                             VERTICAL LIFE SCIENCES, L.P.
                                             BY:  THE VERTICAL GROUP, L.P.
                                                  General Partner


                                             By:/s/ John E. Runnells
                                                -----------------------------
                                                John E. Runnells
                                                General Partner


                                                /s/ Stephen D. Baksa
                                                -----------------------------
                                                Stephen D. Baksa